

May 17, 2017

George R. Bason, Jr.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

  Re: **AdvancePierre Foods Holdings, Inc.**
     Schedule TO-T filed May 9, 2017 by DVB Merger Sub, Inc. and Tyson
     Foods, Inc.
     File No. 005-89867

Dear Mr. Bason:

   The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the filing listed above. Our review is limited to the matters identified in our comments below. All defined terms have the same meaning as in your filing, unless otherwise noted.

   Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Offer to Purchase for Cash

Source and Amount of Funds, page 26

1. We note your reference to a "$1.8 billion senior unsecured term loan facility described below." The senior unsecured term loan facility does not appear to be described in the Offer to Purchase for Cash. Please revise your disclosure to include the information required by Item 7 of Schedule TO and Item 1007(d) of Regulation M-A.

Conditions to the Offer, page 47

2. Refer to the language in the last paragraph in this section on page 50 stating that the Offer Conditions "may be waived by Parent or Purchaser, in whole or in part, at any time" and that "[t]he failure or delay by Parent or Purchaser at any time to exercise any of the

foregoing rights will not be deemed a waiver of any such right and each such right will be deemed an ongoing right which may be asserted at any time and from time to time." In our view, if any of the listed Offer Conditions are triggered, the offeror must promptly inform security holders whether it will proceed with the offer by waiving that condition, or assert the condition to terminate. It may not fail to assert such condition until the end of the offer period, unless the language of the condition itself supports that interpretation. Please revise the disclosure here accordingly.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please direct any questions about these comments or your filing to Christina M. Thomas, Attorney-Adviser, at 202-551-3577 or me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions